

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2017

Jan Mikkelsen
President and Chief Executive Officer
Ascendis Pharma A/S
Tuborg Boulevard 5
DK-2900 Hellerup, Denmark

      **Re:  Ascendis Pharma A/S**
            **Registration Statement on Form F-3**
            **Filed March 22, 2017**
            **File No. 333-216882**

Dear Mr. Mikkelsen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance